UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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Application of E.ON AG on Form U-1    |  CERTIFICATE PURSUANT TO RULE 24 UNDER
(File No. 70-10090)                   |  THE PUBLIC UTILITY HOLDING COMPANY ACT
                                         OF 1935
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     Pursuant to the requirements of Rule 24 under the Public Utility Holding
Company Act of 1935, as amended, E.ON AG ("E.ON"), certifies that on March 31, 2003 it sold 10 million shares of Hypo-Vereinsbank AG ("HVB"), as proposed in the above-referenced Application and authorized by order dated December 31, 2002, Holding Co. Act Release No. 27632. E.ON now holds 4.8% of the outstanding voting shares of HVB.

Exhibits

     B    "Past Tense" Opinion of Counsel

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, E.ON has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 15, 2003                       E.ON AG

                                            By:   //s//
                                                ---------------------

                                            Name: Hans Gisbert Ulmke
                                            Title: Executive Vice President

                                            By:    //s//
                                                ---------------------

                                            Name:  Dr. Patrick Wolff
                                            Title: General Legal Affairs


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EXHIBIT B

                                                  April 15, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Application of E.ON AG, File No. 70-10090

Dear Sirs:

     In connection with the above-referenced Application of E.ON AG ("E.ON") for an extension of time to divest E.ON's affiliate interest in Hypo-Vereinsbank AG ("HVB") (the "Transaction"), the Securities and Exchange Commission ("Commission") issued an order granting an extension of the divestiture period through March 31, 2003 in E.ON AG, Holding Co. Act Release No. 27632 (December 31, 2002) (the "Transaction Order"). E.ON divested 10 million shares of HVB on March 31, 2003, thereby reducing its interest in HVB to less than an affiliate interest. As counsel for E.ON, I deliver this past-tense opinion to you for filing as Exhibit B to the above-referenced Application (the "Application").

     I am authorized to practice law in the Federal Republic of Germany, the place of incorporation of E.ON. In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to our satisfaction, of such records and such other documents, certificates and corporate or other records as we have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, we have, when relevant facts were not independently established, relied upon statements contained in the Application.

     The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

     (1) The Commission duly entered an appropriate order with respect to the Transaction, as described in the Application, permitting the Application to become effective under the Act and the rules and regulations thereunder.


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     (2)  No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that:

     (a)  The Transaction was carried out in accordance with the Application,

     (b) All state and federal laws applicable to the Transaction were complied with,

     (c)  E.ON was validly organized and is duly existing,

     (d) The Transaction did not violate the legal rights of the holders of any securities issued by E.ON, or by any associate company thereof.

     I hereby consent to the filing of this opinion as Exhibit B to the Application.

                                             Very truly yours,


                                             /s/ Karl-Heinz Feldmann